Exhibit 99.1

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statement of Financial Position

As of September 30, 2019 and December 31, 2018

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	September 30, 2019 (1,2)	September 30, 2019 (2)		December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6	$1,531	Ps.	30,230	Ps.	23,727
Trade receivables, net	7	555		10,960		14,847
Inventories	8	489		9,657		10,051
Recoverable taxes		396		7,822		6,038
Other current financial assets	9	71		1,392		805
Other current assets	9	99		1,947		2,022

Total current assets		3,141		62,008		57,490

NON CURRENT ASSETS
Investments in other entities		536		10,587		10,518
Rights of use assets	11	69		1,358		—
Property, plant and equipment, net	10	3,009		59,405		61,942
Intangible assets, net	12	5,697		112,464		116,804
Deferred tax assets		485		9,569		8,438
Other non-current financial assets	16	56		1,113		2,123
Other non-current assets		314		6,196		6,472

Total non-current assets		10,166		200,692		206,297

TOTAL ASSETS		$13,307	Ps.	262,700	Ps.	263,787

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	14	$30	Ps.	596	Ps.	1,382
Current portion of non-current debt	14	816		16,103		10,222
Current portion of lease liabilities	11	24		471		—
Interest payable		50		993		497
Suppliers		897		17,712		19,746
Accounts payable		504		9,947		5,904
Taxes payable		308		6,080		7,207
Other current financial liabilities	21	222		4,385		566

Total current liabilities		2,851		56,287		45,524

NON-CURRENT LIABILITIES
Bank loans and notes payable	14	3,030		59,821		70,201
Long-term lease liabilities	11	46		913		—
Post-employment and other non-current employee benefits		141		2,784		2,652
Deferred tax liabilities		148		2,923		2,856
Other non-current financial liabilities	21	73		1,443		1,376
Provisions and other non-current liabilities	21	448		8,828		9,428

Total non-current liabilities		3,886		76,712		86,513

TOTAL LIABILITIES		6,737		132,999		132,037

EQUITY
Common stock		104		2,060		2,060
Additional paid-in capital		2,308		45,560		45,560
Retained earnings		3,745		73,928		71,270
Other equity instruments		(77)		(1,524)		(1,524)
Acumulative other comprehensive income		153		3,018		7,578

Equity attributable to equity holders of the parent		6,233		123,042		124,944

Non-controlling interest in consolidated subsidiaries	17	337		6,659		6,806

TOTAL EQUITY		6,570		129,701		131,750

TOTAL LIABILITIES AND EQUITY		$13,307	Ps.	262,700	Ps.	263,787

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1, 2019 using the modified Retrospective approach under which the comparative information is not restated. – See Note 2.4.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated statement of financial position.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Income Statements

For the nine-month periods ended September 30, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	September 30, 2019 (1,2)	September 30, 2019 (2)		September 30, 2018 (3)
Net sales	23	$7,120	Ps.	140,571	Ps.	130,252
Other operating revenues		98		1,933		325

Total revenues		7,218		142,504		130,577
Cost of goods sold		3,952		78,030		70,427

Gross profit		3,266		64,474		60,150

Administrative expenses		328		6,485		5,942
Selling expenses		1,923		37,944		36,283
Other income	15	64		1,261		407
Other expenses	15	113		2,230		1,244
Interest expense	14	265		5,235		5,461
Interest income		46		907		702
Foreign exchange loss (gain), net		8		166		(52)
Monetary position gain, net		(4)		(78)		(117)
Market value loss on financial instruments		8		150		246

Income before income taxes from continuing operations and share of profit in equity accounted investees		735		14,510		12,252
Income taxes	20	200		3,953		3,773
Share in the loss of equity accounted investees, net of tax		(5)		(95)		(161)

Net income from continuing operations		530		10,462		8,318
Net income from discontinued operations		—		—		576

CONSOLIDATED NET INCOME		530		10,462		8,894

Controlling interest from continuing operations		511		10,095		7,877
Controlling interest from discontinued operations		—		—		324
Non-controlling interest from continuing operations		19		367		441
Non-controlling interest from discontinued operations		—		—		252

CONSOLIDATED NET INCOME		$530	Ps.	10,462	Ps.	8,894

Basic earnings per share from continuing operations (4)		0.03		0.60		0.47
Basic earnings per share from discontinued operations (4)		—		—		0.02
Diluted earnings per share from continuing operations(4)		0.03		0.60		0.47
Diluted earnings per share from discontinued operations(4)		—		—		0.02

Shares	19	16,807		16,807		16,807

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at Jaunary 1, 2019 using the modified Retrospective approach under which the comparative information is not restated. – See Note 2.4.1
(3)	Revised to reflect the discontinued operations of Coca-Cola FEMSA Philippines
(4)	2018 data has been revised for the effect of the March 22, 2019 8 to I stock split- See Note 19

The accompanying notes are an integral part of these unaudited interim condensed consolidated income statements.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the nine-month periods ended September 30, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	September 30, 2019 (1)	September 30, 2019		September 30, 2018 (2)
CONSOLIDATED NET INCOME		$530	Ps.	10,462	Ps.	8,894

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		(24)		(474)		(416)
Exchange differences on the translation of foreign operations and associates		(231)		(4,552)		(13,798)

Other comprehensive (loss) to be reclassified to profit or loss in subsequent periods		(255)		(5,026)		(14,214)

Items that will not to be reclassified to profit or loss in subsequent periods:
Re-measurements of the net defined benefit liability, net of taxes		(2)		(48)		168

Other comprehensive (loss) income not being reclassified to profit or loss in subsequent periods		(2)		(48)		168

Total other comprehensive (loss), net of tax		$(257)	Ps.	(5,074)	Ps.	(14,046)

Consolidated comprehensive income (loss), net of tax		$273	Ps.	5,388	Ps.	(5,152)

Attributable to:
Equity holders of the parent from continuing operations		$280	Ps.	5,535	Ps.	(1,502)
Equity holders of the parent from discontinued operations		—		—		(1,450)
Non-controlling interest from continuing operations		(7)		(147)		(1,211)
Non-controlling interest fromdiscontinued operations		—		—		(989)

Consolidated comprehensive income (loss) for the year, net of tax		273		5,388		(5,152)

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	Revised to reflect the discontinued operations of Coca-Cola FEMSA Philippines– See Note 4.2.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements of comprehensive income.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Other Equity Instruments		Valuation of the effective portion of derivative financial instrument		Exchange differences on Translation of Foreign Operations and Associates		Remeasurements of the net defined benefit liability		Equity Attributable to Equity Holders of the Parent		Non- Controlling interest		Total Equity
Balances as of January 1, 2018			2,060		45,560		64,397		(485)		247		13,968		(567)		125,180		18,129		143,309

Net income			—		—		8,201		—		—		—		—		8,201		693		8,894
Other comprehensive income (loss), net of tax			—		—		—		—		(410)		(10,878)		135		(11,153)		(2,893)		(14,046)

Total comprehensive income (loss)			—		—		8,201		—		(410)		(10,878)		135		(2,952)		(2,200)		(5,152)
Dividends declared			—		—		(7,038)		—		—		—		—		(7,038)		—		(7,038)

Balances as of September 30, 2018		Ps.	2,060	Ps.	45,560	Ps.	65,560	Ps.	(485)	Ps.	(163)	Ps.	3,090	Ps.	(432)	Ps.	115,190	Ps.	15,929	Ps.	131,119

Balances as of January 1, 2019		Ps.	2,060	Ps.	45,560	Ps.	71,270	Ps.	(1,524)	Ps.	(149)	Ps.	8,071	Ps.	(344)	Ps.	124,944	Ps.	6,806	Ps.	131,750

Net Income			—		—		10,095		—		—		—		—		10,095		367		10,462
Other comprehensive loss, net of tax			—		—		—		—		(472)		(4,040)		(48)		(4,560)		(514)		(5,074)
Total comprehensive income (loss)			—		—		10,095		—		(472)		(4,040)		(48)		5,535		(147)		5,388
Dividends declared	18		—		—		(7,437)		—		—		—		—		(7,437)		—		(7,437)

Balances at September 30, 2019			2,060		45,560		73,928		(1,524)		(621)		4,031		(392)		123,042		6,659		129,701

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements of changes in equity.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine-month period ended September 30, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	September 30, 2019 (1,2)	September 30, 2019 (2)		September 30, 2018 (3)
OPERATING ACTIVITIES
Income before income taxes from continuing operations	$730	Ps.	14,415	Ps.	12,091

Adjustments for:
Non-cash operating (income) expenses	(105)		(2,064)		262
Depreciation	320		6,311		6,178
Amortization	63		1,244		1,156
Gain on disposal of long-lived assets	(2)		(39)		(63)
Write-off of long-lived assets	10		198		82
Share of the loss of equity method, net of taxes	5		95		161
Interest income	(46)		(907)		(702)
Interest expense	265		5,235		5,461
Foreign exchange loss (income), net	8		166		(52)
Non-cash movements in post-employment and other non-current employee benefits obligations	6		125		157
Monetary position, gain, net	(4)		(78)		(117)
Market value loss on financial instruments	8		150		246
Accounts receivable and other current assets	138		2,715		2,271
Other current financial assets	(15)		(295)		(215)
Inventories	(9)		(175)		(1,605)
Suppliers and other accounts payable	148		2,926		(768)
Other liabilities	(6)		(120)		165
Employee benefits paid	(19)		(370)		(21)
Income taxes paid	(210)		(4,149)		(6,063)

Net cash flows generated from operating activities continuing operations	1,285		25,383		18,624

Income before income taxes for discontinued operations	—		—		1,042

Net cash flows generated from operating activities for discontinued operations	—		—		(112)

INVESTING ACTIVITIES
Acquisition and mergers, net of cash acquired	—		—		(5,692)
Interest received	46		908		703
Acquisitions of long-lived assets	(337)		(6,657)		(6,056)
Proceeds from the sale of long-lived assets	14		269		190
Acquisition of intangible assets	(13)		(252)		(1,007)
Other non-current assets	2		49		(191)
Dividends received from investments in associates and joint ventures	—		1		1
Investment in financial assets	(16)		(320)		(203)

Net cash flows (used in) investing activities from continuing operations	(304)		(6,002)		(12,255)

Net cash (used in) investing activities for discontinued operations	—		—		(397)

FINANCING ACTIVITIES
Proceeds from borrowings	551		10,871		12,966
Repayment of borrowings	(795)		(15,687)		(4,311)
Interest paid	(151)		(2,987)		(3,012)
Dividends paid	(189)		(3,722)		(3,529)
Interest paid on leases	(5)		(99)		—
Payments of leases	(17)		(343)		—
Other financing activities	(27)		(531)		(1,695)

Net cash flows (used in) generated by financing activities for continuing operations	(633)		(12,498)		419

Net cash flows (used in) financing activities for discontinued operations	—		—		(138)

Net increase in cash and cash equivalents from continuing operations	348		6,883		6,788

Net increase in cash and cash equivalents from discontinued operations	—		—		395

Cash and cash equivalents at the beginning of the period	1,202		23,727		18,767

Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(19)		(380)		(1,558)

Cash and cash equivalents at the end of the period discontinued operations	—		—		(5,917)

Cash and cash equivalents at the end of the period	$1,531	Ps.	30,230	Ps.	18,475

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at Jaunary 1, 2019 using the modified Retrospective approach under which the comparative information is not restated. – See Note 2.4.1
(3)	Revised to reflect the discontinued operations of Coca-Cola FEMSA Philipines

The accompanying notes are an integral part of these interim condensed consolidated statements of cash flows.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.2% of its capital stock and 56% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 27.8% of its capital stock and 32.9% of its voting shares. The remaining Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOF UBL) as series “L” shares which represents 15.6% of our common equity and its American Depositary Shares (“ADS”) (equivalent to ten series “L” shares) trade on the New York Stock Exchange, Inc (KOF) as series “B” which represents 9.4% of our common equity. The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa, Delegacion Cuajimalpa de Morelos, Mexico City, 05348, Mexico.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Brazil, Uruguay, Argentina and until November 2018 the Philippines.

The most significant subsidiaries which the Company controls are discloed in Note 1 of our annual consolidated financial statements.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 2. Basis of Preparation

2.1 Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standards — IAS 34 Interim Financial Reporting (“IAS 34”). They do not include all the information required for a complete set of IFRS financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of Coca-Cola FEMSA since our last audited annual consolidated financial statements as of and for the year ended December 31, 2018.

The accompanying condensed consolidated balance sheets as of September 30, 2019, as well as the condensed consolidated statements of income, comprehensive income (loss), cash flows and changes in equity for the nine-month periods ended September 30, 2019 and 2018, and their related disclosures included in these notes, are unaudited.

This is the first set of the Company’s financial statements in which IFRS 16 has been applied. Changes to significant accounting policies are describe in Note 2.4.1.

These interim condensed consolidated financial statements were authorized for issuance by the Company’s Chief Executive Officer Constantino Spas Motesinos on December 6, 2019 based on figures approved by Board of directors on October 24, 2019 including subsequent events as of December 17, 2019.

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on historical cost basis, except for the following:

•	Derivative financial instruments.

•	Long-term notes payable on which fair value hedge accounting is applied.

•	Trust assets of post-employment and other long-term employee benefit plans.

The carrying values of assets and liabilities designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationship.

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are restated in terms of the measuring unit at the end of the reporting period.

2.2.1 Presentation of consolidated income statement

The Company’s consolidated income statement classifies its related costs and expenses by function accordingly within the industry practices in which the Company operates.

2.2.2 Presentation of consolidated statements of cash flows

The Company’s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of September 30, 2019 the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the nine-month period ended September 30, 2019 were converted into U.S. dollars at the closing exchange rate of 19.7420 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of September 30, 2019. This arithmetic conversion should not be construed as representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

As of December 17, 2019 (the issuance date of these interim condensed consolidated financial statements) the exchange rate was Ps. 19.0660 per U.S. dollar presenting a appreciation of 3.42% since September 30, 2019.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

2.3 Critical accounting judgments and estimates

For the application of the Company’s accounting policies, as described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if it affects only such period or in the current or subsequent periods of the revision if this affects both. In the process of applying the Company’s accounting policies, management has made the following judgements with most significant effects on the consolidated financial statements.

Critical accounting judgments and estimates applied to these condensed consolidated interim financial statement as of September 30, 2019 are the same as those mentioned in our last audited annual consolidated financial statements as of and for the year ended December 31, 2018, except for leases.

Leases

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.

Information on assumptions and estimates that have a significant risk of resulting in an adjustment to the carrying value of right-of-use assets and lease liabilities, and related statement of income accounts, include the following:

•

Determination of whether the Company is reasonably certain to exercise an option to extend a lease agreement or not to exercise an option to terminate a lease agreement before its termination date, considering all the facts and circumstances that create an economic incentive for the Company to exercise, or not, such options, taking into account whether the lease option is enforceable, when the Company has the unilateral right to apply the option in question.

The Company excludes all lease contracts of:

(i)	a term of less than 12 months and;

(ii)	leases in which the underlying asset is of low value in absolute terms, considering at most the equivalent of USD 5,000 or its equivalent in other currencies

2.4 Application of recently issued accounting standards

The Company has applied the following amendments to IFRS during 2019:

2.4.1 IFRS 16 Leases

IFRS 16 supersedes International Accounting Standard (IAS) 17, Leases, International Financial Reporting Interpretation Committee (IFRIC) 4, Determining whether an Arrangement contains a Lease, Standard Interpretation Committee (SIC) 15, Operating Leases-Incentives and SIC 27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model, recognizing a right-of-use asset reflecting its right to use the underlying asset and a related lease liability for its obligation to make lease payments during the lease term. The Company has modified its accounting policy for lease contracts as a result of the standard adoption, acting only as a lessee, as detailed in Note 3.2.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Company is the lessor.

The Company applied the modified retrospective approach, under which, the cumulative effect of initial application is recognized in retained earnings as from January 1st, 2019. The main changes on leases accounting policy is disclosed below.

•	Definition of a lease

Previously, the Company had determined at each contract inception whether an arrangement is or contains a lease under “IAS 17 – Leases” and “IFRIC 4 – Determining whether an arrangement contains a lease”. Under IFRS 16, the Company assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3.2.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Company elected to apply the transition practical expedient known as “Grandfather” which allows at the date of initial application to consider as a lease only those contracts previously identified as such in accordance with IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 applies only to those contracts entered into or modified on or after January 1st, 2019.

The Company excludes all those leases contracts with: (i) remaining lease term of less than twelve month and, (ii) those leases with an underlying low value assets with absolute terms, considering at maximum amount that equals to $5,000 or its equivalent in other currencies.

•	Accounting as a lessee

As a lessee, the Company previously classified leases as either operating or finance leases based on its assessment of whether substantially all the rights and risk incidental to ownership of an asset are transferred from the lessor to the lessee. Under IFRS 16, the Company recognizes a right-of-use asset and a lease liability for all lease arrangements, excluding those that are considered as exceptions by the standard.

At transition date, the Company recognized a lease liability measured at the present value of the remaining lease payments during the non-cancellable period, discounted at the incremental borrowing rate of the Company as of January 1st, 2019. Right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The following practical expedients permitted by IFRS 16 were applied to lease contracts previously accounted for as operating leases under IAS 17 at the transition date only:

•	A single discount rate to a portfolio of leases with similar characteristics.

•	Not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term and leases of low-value items.

•	Exclude initial direct costs from measuring the right-of-use asset.

•	Use hindsight information when determining the lease term if the contract contains options to extend or terminate the lease.

Measuring lease liabilities for leases that were classified as operating leases, the following is a reconciliation to discounted the operating lease commitments as of December 31, 2018 to the lease liability recognized upon adoption of IFRS 16:

	As of January 1, 2019
Operating lease commitments as of December 31, 2018	Ps.	2,455
Discounted operating lease commitments		1,976
Less: Commitments relating to short-term leases and low-value assets		(179)
Add: Commitments relating to leases previously classified as finance leases		—

Lease liabilities at the beginning of the period	Ps.	1,797

As of the date of the adoption, the weighted average incremental borrowing rate was 7.27%.

2.4.2 IFRIC 23 Uncertainty over income tax treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

a)	Whether an entity considers uncertain tax treatments separately,

b)	The assumptions an entity makes about the examination of tax treatments by taxation authorities,

c)	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and:

d)	How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019 and has been adopted in the preparing these Interim Condensed Consolidated Financial Statements.

The Company applied retrospective method and has performed a qualitative and quantitative evaluation of the potential impacts that will occur in the consolidated financial statements derived from IFRIC 23 adoption. Such evaluation includes the following the activities described below:

i)	Review of the Company’s policies through which tax treatments are revised and accounted, this includes evidence from business units delivered to external auditors.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

ii)

Analysis of the tax memorandums prepared by the external tax advisor which support the Company’s tax treatment over an uncertain tax position about a) how tax earnings (losses) are calculated, b) tax basis or losses are applied, c) tax credits not applied, and d) how tax rates in different jurisdictions are considered.

iii)	Documentation of the tax correspondence received in the Company’s and subsidiaries business units in order to analyze any recent resolution adopted from the tax authority regarding tax positions,

iv)	Analysis of the tax position report of the Company on a monthly basis.

The Company concluded that there were no significant impacts on the consolidated financial statements derived from the adoption of the IFRIC 23. However, IFRIC 23 provides requirements that add to the requirements in IAS 12 Income taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes, which helped the Company to strengthen the corporate policy in this matter.

Note 3. Significant Accounting Policies

The accounting policies that were applied to these consolidated condensed interim financial statements as of and for the nine-month period September 30, 2019, except for those newly issued financial reporting standards effective January 1, 2019, are the same as those applied by Coca-Cola FEMSA in its audited annual consolidated financial statements as at and for the year ended December 31, 2018.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value in equity to its shareholders.

	Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
	Functional /	Average Exchange Rate as of		Exchange Rate as of
Country or Zone	Recording Currency	September 30, 2019	September 30, 2018	September 30, 2019	December 31, 2018
Mexico	Mexican peso	1.00	1.00	1.00	1.00
Guatemala	Quetzal	2.50	2.55	2.54	2.54
Costa Rica	Colon	0.03	0.03	0.03	0.03
Panama	U.S. dollar	19.25	19.04	19.64	19.68
Colombia	Colombian peso	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.58	0.61	0.59	0.61
Argentina	Argentine peso	0.44	0.80	0.34	0.52
Brazil	Reais	4.96	5.32	4.72	5.08
Philippines	Philippin peso	NA	0.36	NA	0.37
Uruguay	Uruguayan peso	0.56	0.63	0.53	0.61

(1)	Exchange rates published by the Central Bank of each country where the Company operates.

3.1 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its subsidiaries that operates in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors).

As of September 30, 2019 and December 31, 2018, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2016-2019	Type of Economy	Cumulative Inflation 2015-2018	Type of Economy
Mexico	15.1%	Non-hyperinflationary	15.7%	Non-hyperinflationary
Guatemala	10.3%	Non-hyperinflationary	12.2%	Non-hyperinflationary
Costa Rica	6.0%	Non-hyperinflationary	5.7%	Non-hyperinflationary
Panama	0.9%	Non-hyperinflationary	2.1%	Non-hyperinflationary
Colombia	11.6%	Non-hyperinflationary	13.4%	Non-hyperinflationary
Nicaragua	15.8%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Argentina	166.2%	Hyperinflationary	158.4%	Non-hyperinflationary
Brazil	10.0%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Philippines	NA	Non-hyperinflationary	11.9%	Non-hyperinflationary
Uruguay	23.9%	Non-hyperinflationary	25.3%	Non-hyperinflationary

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

3.2 Leases

In accordance with IFRS 16, the Company evaluates whether a contract is, or contains a lease when the contract transfers the right to control the control of an identified asset during a period of time in exchange for a consideration.

The Company evaluates whether a contract is a lease agreement when:

•

The contract involves the use of an identified asset—this can be specified explicitly or implicitly, and must be physically different or represent substantially the entire capacity of a physically different asset. If the lessor has substantive substitution rights, the asset is not identified;

•	The Company has the right to receive substantially all the economic benefits of the use of the asset throughout the period of use;

•

The Company has the right to direct the use of the asset when it has the right to make the most relevant decisions about how, and what is the purpose of the asset. When the use of the asset is predetermined, the Company has the right to direct the use of the asset if: i) it has the right to operate the asset; or ii) the default asset design determine for what purpose it will be use.

Initial measurement

On the start date of the lease, the Company recognizes a right-of-use-asset and a leasing liability. The right-of-use asset is initially measure at cost, which includes the initial amount of the lease liability adjusted for any lease payment made during or before the initial application date. The right-of-use asset considers the incurred initial direct costs and an estimate of the costs to dismantle and eliminate the underlying asset, or to restore the underlying asset or the place where it is located, less any lease incentive received.

The lease liability is initially measured at the present value of future lease payments for the period remaining at the date of initial application. Such payments are discounted using the incremental rate of the Company, which is considered as the rate that the Company would have to pay for a similar period financing, and with a similar guarantee, to obtain an asset of similar value to the leased asset. For the Company, the discount rate used to measure the right-of-use asset and the lease liability is the rate related to the Company’s financing cost.

Lease payments included in the measurement of the lease liability include the following:

•	Fixed payments, including payments that are substantially fixed;

•	Variable lease payments that depends of an index or a rate, initially measured using the index or the rate as of the lease beginning date;

•

The price related to a purchase option that the Company has reasonable exercising certainty, an option to extend the contractual agreement and penalties for early termination of the lease agreement, unless the Company has reasonable certainty of not exercising those options.

•	Amounts payable for residual value guarantees;

•	Payments for early cancellation, if this option is contemplated on the lease conditions.

The Company does not recognize a right-of-use asset and lease liability for those short-term agreements with a contractual period of 12 months or less and leases of low-value assets, mainly information technology equipment used by employees, such as laptops and desktops, handheld devices and printers. The Company recognizes the lease payments associated with these agreements as an expense in the consolidated statement of income as they are incurred.

Subsequent Measurement

The right-of-use asset is subsequently depreciated using the straight-line method from the start date to the shortest between the useful life of the right-of-use asset (term of the lease agreement) and the useful life of the related leased asset. In addition, the right-of-use asset is periodically adjusted for impairment losses, if any, and adjusted for some lease liability remedies.

Lease liabilities are subsequently measured at amortized cost using the effective interest rate method. The Company re-measures the lease liability without modifying the incremental discount rate when there is a modification in future lease payments under a residual value guarantee or if the modification arises from a change in the index or rate when they are variable payments. The lease liability is measured again using a new incremental discount rate at the date of modification when:

•	An option to extend or terminate the agreement is exercised by modifying the non-cancelable period of the contract;

•	The Company changes its assessment of whether it will exercise a purchase option.

When the lease liability is measured again, an adjustment is made corresponding to the carrying amount of the asset by right of use, or is recorded in profit or loss if the carrying amount of the asset by right of use has been reduced to zero.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

A modification to the lease agreement is accounted for as a separate agreement if the following two conditions are met:

i)	The modification increases the scope of the lease by adding the right to use one or more underlying assets; and

ii)

The consideration of the lease is increased by an amount proportional to the independent price of the increase in scope and by any adjustment to that independent price to reflect the contract circumstances.

In the consolidated statements of income and comprehensive income, the interest expense of the lease liability is presented as a component of the financial expense, unless they are directly attributable to qualified assets, in which case they are capitalized according to the Company financing cost accounting policy. The right-of-use assets are measured according to the cost model, depreciated during the lease term in a straight line and recognized in the consolidated statement of income.

Improvements in leased properties are recognized as part of property, plant and equipment in the consolidated statement of financial position and amortized using the straight-line method, for the shortest period between the useful life of the asset and the term of the related lease.

Note 4. Mergers, Acquisitions and Disposals

4.1 Other mergers and acquisitions

The Company has consummated certain mergers and acquisitions during the nine-month periods ended September 30, 2018; which were recorded using the acquisition method of accounting. The results of operations from these business combinations have been included in the condensed consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the condensed interim consolidated income statements and the condensed consolidated statements of financial position in the period of such acquisitions are not comparable with previous periods. The condensed consolidated statements of cash flows for the nine-month period ended September 30, 2019 and 2018, show the cash outflow and inflow for the merged and acquired operations net of the cash acquired related to those mergers and acquisitions.

The Company finalized the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed for acquisitions completed during the prior year, with no significant variations to the preliminary allocation to the fair value of the net assets acquired, which were included in its audited annual consolidated financial statements as at and for the year ended December 31, 2018, primarily related to the following: (1) Acquisition of 100% of the Guatemalan Company Alimentos y Bebidas del Atlántico, S.A. (“ABASA”), included in the Company results since May, 2018; (2) Acquisition of 100% of Comercializadora y Distribuidora Los Volcanes, S.A. (“Los Volcanes”) included in the Company’ consolidated results beginning on May, 2018; and (3) Acquisition of 100% of Montevideo Refrescos, S.R.L. (“MONRESA”) which is included in the consolidated financial results beginning on July 2018.

Note 5. Discontinued operations

On August 16, 2018, Coca - Cola FEMSA announced its decision to exercise the put option to sell its 51% of the Coca - Cola FEMSA Philippines, Inc. (CCFPI) to The Coca - Cola Company. Such decision was approved by the Company’s board on August 6, 2018.

Consequently, beginning August 31, 2018, CCFPI had been classified as an asset held for sale and its operations as a discontinued operation in the financial statements for 2018. Previously CCFPI represented the Asia division and was considered an independent segment until December 31, 2017. Since its designation as discontinued operation, the Asia segment is no longer a reporting segment. The sale was completed on December 13, 2018. The accompanying unaudited interim condensed consolidated statements of income, comprehensive income and cash flows for the nine month period ended September 30, 2018 have been revised to reflect the discontinued operations of CCFPI.

Note 6. Cash and Cash Equivalents

Includes cash on hand and in bank deposits and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash and cash equivalents at the end of the reporting period as shown in the condensed consolidated statements of financial position and cash flows is comprised of the following:

	September 30, 2019		December 31, 2018
Cash and bank balances	Ps.	3,408	Ps.	7,778
Cash equivalents		26,822		15,949

	Ps.	30,230	Ps.	23,727

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 7. Trade Accounts Receivable, Net

As of September 30, 2019 and December 31, 2018, Company’s trade accounts receivables, net are as follows:

	September 30, 2019		December 31, 2018
Trade receivables	Ps.	7,780	Ps.	11,726
The Coca-Cola Company (related party) (Note 13)		721		1,173
Loans to employees		94		77
FEMSA and subsidiaries (related parties) (Note 13)		1,278		783
Other related parties (Note 13)		609		575
Other		1,317		1,108
Allowance for expected credit losses		(839)		(595)

	Ps.	10,960	Ps.	14,847

Note 8. Inventories

As of September 30, 2019 and December 31, 2018, Company’s inventories are Ps. 9,657 and Ps. 10,051, respectively. For the nine-month period ended September 30, 2019 and 2018, the Company recognized write-downs of its inventories for Ps. 219 and Ps. 90 respectively, to net realizable value.

Note 9. Other Current Assets and Other Current Financial Assets

As of September 30, 2019 and December 31, 2018, Company’s other current assets and other current financial assets totaled Ps. 3,339 and Ps. 2,827, respectively.

Note 10. Property, Plant and Equipment, Net

As of September 30, 2019 and December 31, 2018, Company’s property, plant and equipment, net are as follows:

	September 30, 2019		December 31, 2018
Land	Ps.	5,272	Ps. 5,575
Buildings		14,112	14,361
Machinery and equipment		20,520	21,496
Refrigeration equipment		9,445	9,757
Returnable bottles		5,783	6,043
Investments in fixed assets in progress		3,584	4,131
Leasehold improvements		373	203
Others		316	376

	Ps.	59,405	Ps. 61,942

Note 11. Leases

For the nine-month period ended as of September 30, 2019, the change in the Company’s right-of-use asset, is as follows:

	Total
Cost as of January 1, 2019	Ps.	1,797
Additions		54
Disposals		(15)
Depreciation		(388)
Effects of changes in foreign exchange rates		(90)

	Ps.	1,358

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

As of September 30, 2019, Company’s lease liabilities, are as follows:

	September 30, 2019
Maturity analysis –
Less than one year	Ps.	471
One to three years		716
More than three years		197

Total lease liabilities at September 30, 2019		1,384

Current		471
Non-Current	Ps.	913

The interest expense for leases reported in the income statements for the nine-month period ended September 30, 2019 was Ps. 99.

Note 12. Intangible Assets

As of September 30, 2019, and December 31, 2018, Company’s intangible assets are as follows:

	September 30, 2019		December 31, 2018
Rights to produce and distribute Coca-Cola trademark products	Ps.	82,364	Ps. 87,617
Goodwill		25,535	23,729
Other indefinite lived intangible assets		1,001	1,054
Technology cost and management systems		2,263	2,998
Systems in development		752	777
Others		549	629

	Ps.	112,464	Ps. 116,804

For the nine-month period ended September 30, 2019 and 2018, allocation for amortization expense is as follows:

	September 30, 2019		September 30, 2018
Cost of goods sold	Ps.	20	Ps.	23
Administrative expenses		588		509
Selling expenses		185		174

	Ps.	793	Ps.	706

Note 13. Balances and transactions with related parties and affiliated companies

For the nine-month period ended September 30, 2019, the company had significant operations with related parties of FEMSA for an amount of approximately of Ps. 5,826, mainly for purchase of coolers and other logistic and administrative expenses; The Coca-Cola Company for an amount of approximately of Ps. 24,760 mainly for the purchase of concentrate; and with Heineken for an amount of approximately Ps. 11,487, mainly for purchases of beer from Heineken Group.

For the nine-month period ended September 30, 2018, the company had significant operations with related parties by FEMSA for an amount of approximately of Ps. 6,462, mainly for purchase of coolers and other logistic and administrative expenses; The Coca-Cola Company for an amount of approximately of Ps. 25,219 for the purchase of concentrate; and with Heineken for an amount of approximately of Ps. 10,173 for purchases of beer from Heineken Group, mainly.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 14. Bank Loans and Notes Payable

As of September 30, 2019, Company’s bank loans and notes payable are as follows:

(In millions of mexican pesos)	2020		2021		2022		2023		2024		2025 And following years		Carrying Value as September 30, 2019		Fair Value as of September 30, 2019		Carrying value as of December 31 2018
Short-term debt Fixed rate debt:
Argentine pesos
Bank loans	Ps.	136	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	136	Ps.	122	Ps.	157
Interest rate		63.50%		—		—		—		—		—		63.50%		—		36.75%
Uruguayan pesos
Bank loans		—		—		—		—		—		—		—		—		771
Interest rate		—		—		—		—		—		—		—		—		9.96%

Subtotal		136		—		—		—		—		—		136		122		928

Variable rate debt:
Colombian pesos
Bank loans		426		—		—		—		—		—		426		425		454
Interest rate		4.68%		—		—		—		—		—		4.68%		—		5.58%
Argentine pesos
Bank loans		34		—		—		—		—		—		34		33		—
Interest rate		75.27%		—		—		—		—		—		75.27%		—		—

Subtotal		460		—		—		—		—		—		460		458		454

Short-term debt		596		—		—		—		—		—		596		580		1,382

Long-term debt:
Fixed rate debt:
U.S. Dollar
Yankee bond		9,813		—		—		17,537		—		11,791		39,141		43,644		39,204
Interest rate		4.63%		—		—		3.88%		—		5.25%		4.48%		—		4.48%
Brazilian reals
Notes Payable (2)		4,641		—		—		—		—		—		4,641		4,641		4,653
Interest rate		0.38%		—		—		—		—		—		0.38%		—		0.38%
Bank loans		135		95		58		37		24		1		350		349		522
Interest rate		6.03%		6.03%		6.03%		6.03%		6.03%		6.03%		6.03%		—		5.95%
Mexican pesos
Senior notes		—		2,499		—		7,496		—		8,488		18,483		18,131		18,481
Interest rate		—		8.27%		—		5.46%		—		7.87%		6.95%		—		6.95%
Uruguayan pesos
Bank loans		502		821		—		—		—		—		1,323		1,323		573
Interest rate		10.15%		9.42%		—		—		—		—		9.70%		—		10.15%
U.S. Dollar
Financial leasings		3		—		—		—		—		—		3		—		10
Interest rate		3.28%												3.28%				3.28%

Subtotal		15,094		3,415		58		25,070		24		20,280		63,941		68,088		63,443

Variable rate debt:
Mexican pesos
Senior notes		—		—		1,497		—		—		—		1,497		1,389		1,497
Interest rate		—		—		8.44%		—		—		—		8.44%		—		8.61%
Bank loans		—		—		—		—		338		9,062		9,400		9,400		10,100
Interest rate		—		—		—		—		8.85%		8.66%		8.67%		—		8.56%
U.S. Dollar
Bank loans		—		—		—		—		—		—		—		—		4,025
Interest rate		—		—		—		—		—		—		—		—		3.34%
Colombian pesos
Bank loans		794		—		—		—		—		—		794		794		848
Interest rate		5.55%		—		—		—		—		—		5.55%		—		5.67%
Brazilian reals
Bank loans		215		71		6		—		—		—		292		292		505
Interest rate		8.64%		8.64%		8.64%		—		—		—		8.64%		—		9.53%
Notes Payable		—		—		—		—		—		—		—		—		5
Interest rate		—		—		—		—		—		—		—		—		0.40%

Subtotal		1,009		71		1,503		—		338		9,062		11,983		11,875		16,980

Long-term debt:		16,103		3,486		1,561		25,070		362		29,342		75,924		79,963		80,423

Current portion of long term debt		16,103		—		—		—		—		—		16,103		—		10,222

Long-term debt		—		3,486		1,561		25,070		362		29,342		59,821		79,963		70,201

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)

Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

During 2019 Coca-Cola FEMSA celebrated bank loans in Mexico for an amount of Ps.9,400 at an interest rate of 9.09% and 8.63%, and the proceed were used to settled bank loans denominated in USD and for general corporate purposes. Additionally the Company obtained during 2019 bank loans in Uruguay, Colombia and Argentina for an amount of Ps. 1,471.

For the nine-month period ended September 30, 2019 and 2018, the interest expense is comprised as follows:

	September 30, 2019		September 30, 2018
Interest on debts and borrowings	Ps.	3,337	Ps.	3,389
Finance charges for employee benefits		150		142
Derivative instruments		1,499		1,710
Finance charges for leases		99		—
Finance operating charges		150		220

	Ps.	5,235	Ps.	5,461

Note 15. Other Income and Expenses

	September 30, 2019			September 30, 2018
Other income:
Gain on sale of long-lived assets	Ps.	269		Ps.	190
Cancellation of contingencies		84			116
Leases		6			—
Foreign exchange gain related to operating activities		6			96
Tax actualization effects		896	(1)		—
Other		—			5

	Ps.	1,261		Ps.	407

Other expenses:
Provisions for contingencies	Ps.	627		Ps.	619
Loss on the retirement of long-lived assets		198			82
Loss on sale of long-lived assets		231			127
Severance payments		1,058	(2)		99
Donations		11			117
Leases		6			—
Other		99			200

	Ps.	2,230		Ps.	1,244

(1)

Following a favorable decision from Brazilian tax authorities received during 2019, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and an extraordinary positive effect in the operating revenues and other income captions of the condensed consolidated income statements. See note 20.1.1.

(2)	During 2019, the Company incurred in restructuring costs related to some of their operations as part of an efficiency program.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 16. Financial Instruments

Fair Value of Financial Instruments

The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of September 30, 2019 and December 31, 2018:

	September 30, 2019		December 31, 2018
	Level 1	Level 2	Level 1	Level 2
Derivative financial instrument asset	21	2,176	—	2,605
Derivative financial instrument liability	205	1,244	236	881

16.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be Level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of of September 30, 2019 and December 31, 2018, which is considered to be Level 1 in the fair value hierarchy (See Note 14).

16.2 Interest rate swaps

The Company has contracted a number of interest rate swaps to reduce its exposure to interest rate fluctuations associated with itsdebt denominated in BRL. These interest rate swaps, for accounting purposes are recorded as fair value hedges and the interest rate variation is recorded in the consolidated income statement as “market value (gain) loss on financial instruments”.

As of September 30, 2019, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability September 30, 2019		Fair Value Asset September 30, 2019
2019	Ps.	4,004	Ps.	(40)	Ps.	—
2020		4,548		(189)		—

As of December 31, 2018, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	4,013	Ps.	(49)	Ps.	—
2020		4,559		(112)		—
2021		4,035		(110)		—

The net effect of expired contracts treated as hedges are recognized as interest expense within the consolidated income statements.

16.3 Forward agreements to purchase foreign currency

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations among the Mexican peso and other currencies.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these forwards are recorded as part of “cumulative other comprehensive income”. Net gain/ loss on expired contracts is recognized as part of foreign exchange or cost of goods sold, depending on the nature of the hedge in the consolidated income statements.

Net changes in the fair value of forward agreements that do not meet criteria for hedge accounting are recorded in the consolidated income statements under the caption “market value gain on financial instruments”.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

As of September 30, 2019, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability September 30, 2019		Fair Value Asset September 30, 2019
2019	Ps.	3,301	Ps.	(31)	Ps.	83
2020		4,323		(17)		58

As of December 31, 2018, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	4,768	Ps.	(66)	Ps.	109

16.4 Options to purchase foreign currency

The Company has executed call option and collar strategies to reduce its exposure to the risk of exchange rate fluctuations. A call option is an instrument that limits the loss in case of foreign currency depreciation. A collar is a strategy that combines call and put options, limiting the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these options, corresponding to the intrinsic value, are initially recorded as part of “cumulative other comprehensive income”. Changes in the fair value, corresponding to the extrinsic value, are recorded in the consolidated income statements under the caption “market value gain/ (loss) on financial instruments,” as part of the consolidated net income. Net gain/(loss) on expired contracts including the net premium paid, is recognized as part of cost of goods sold when the hedged item is recorded in the consolidated income statements.

As of September 30, 2019, the Company paid a net premium of Ps. 9 million for the following outstanding collar options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability September 30, 2019		Fair Value Asset September 30, 2019
2019	Ps.	245	Ps.	(2)	Ps.	9
2020		112		—		8

At December 31, 2018, the Company paid a net premium of Ps. 43 million for the following outstanding collar options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	1,734	Ps.	(33)	Ps.	57

16.5 Cross-currency swaps

The Company has contracts denominated as interest cross-currency rate swaps in order to reduce the risk emanated from interest rate and exchange rate fluctuation in the contracted obligations denominated in USD, hedging the total contracted loans. Exchange rate swaps are designated as hedge instruments where the Company changes the debt profile to the functional currency to reduce the exchange rate fluctuation risk.

The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. For accounting purposes, the cross currency swaps are recorded as both, Cash Flow Hedges in regards to the foreign exchange risk, and Fair Value Hedges in regards to the interest rate risk and foreign exchange risk. The fair value changes related to exchange rate fluctuations of the notional of those cross currency swaps and the accrued interest are recorded in the consolidated income statements. The remaining portion of the fair value changes, when designated as Cash Flow Hedges, are recorded in the consolidated balance sheet in “cumulative other comprehensive income”. If they are designated as Fair Value Hedges the changes in this remaining portion are recorded in the income statements as “market value (gain) loss on financial instruments”.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

At September 30, 2019, the Company had the following outstanding cross – currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability June 30, 2019		Fair Value Asset June 30, 2019
2019	Ps.	4,641	Ps.	—	Ps.	815
2020		14,366		(174)		1,125
2023		11,193		(247)		25
2027		6,873		(545)		54

As of December 31, 2018, the Company had the following outstanding cross – currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 30, 2018		Fair Value Asset December 31, 2018
2019	Ps.	4,652	Ps.	—	Ps.	498
2020		14,400		(79)		969
2021		4,035		—		586
2023		11,219		(390)		135
2027		6,889		(42)		202

16.6 Commodity price contracts

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. The fair value is estimated based on the market valuations to terminate the contracts at the end of the period. These instruments are designated as cash flow hedges and the changes in the fair value are recorded as part of “cumulative other comprehensive income.”

The fair value of expired commodity price contract was recorded in cost of goods sold when the hedged item was recorded also in cost of goods sold.

As of September 30, 2019, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability September 30, 2019		Fair Value Asset September 30, 2019
2019	Ps.	922	Ps.	(65)	Ps.	4
2020		1,018		(21)		10

As of December 31, 2018, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018	Fair Value Asset December 31, 2018
2019	Ps.	1,223	(88)	—

As of September 30, 2019, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability September 30, 2019		Fair Value Asset September 30, 2019
2019	Ps.	223	Ps.	(23)	Ps.	—
2020		255		(10)		—

As of December 31, 2018, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018	Fair Value Asset December 31, 2018
2019	Ps.	265	(17)	—

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

As of September 30, 2019, Coca-Cola FEMSA had the following PX+MEG contracts:

Maturity Date	Notional Amount		Fair Value Liability September 30, 2019		Fair Value Asset September 30, 2019
2019	Ps.	333	Ps.	(76)	Ps.	—
2020		333		(9)		5

As of December 31, 2018, Coca-Cola FEMSA had the following PX+MEG contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018	Fair Value Asset December 31, 2018
2019	Ps.	1,303	(131)	—

16.7 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

As disclosed in Note 5, on December 6, 2016, as part of the purchase price paid for the Coca-Cola FEMSA’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,166 million Brazilian reais. On November 14, 2018 Coca-Cola FEMSA prepaid an amount for 393 million of Brazilian real (Ps. 2,079) and the amount left as December 31, 2018 and September 30, 2019 is 916 million of Brazilian reais (approximately Ps. 4,652 and Ps. 4,319, respectively). The promissory note bears interest at an annual rate of 0.375% and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into the Coca-Cola FEMSA in exchange for Series L shares at a strike price of Ps. 178.5 per share. Such capitalization and issuance of new Series L shares is subject to Coca-Cola FEMSA having a sufficient number of Series L shares available for issuance.

Coca-Cola FEMSA uses Black & Scholes valuation technique to measure the call option at fair value. The call option had an estimated fair value of Ps. 343 million at inception of the option and Ps. 0.0 and Ps. 14 million as of September 30, 2019 and December 31, 2018, respectively.

Note 17. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of non-controlling interest in its consolidated subsidiaries for the nine-month period ended as of September 30, 2019 and the year ended December 31, 2018 is as follows:

	September 30, 2019		December 31, 2018
Mexico	Ps.	5,612	Ps.	5,700
Colombia		20		21
Brazil		1,027		1,085

	Ps.	6,659	Ps.	6,806

Note 18. Dividends

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 14, 2019, the shareholders approved a dividend of Ps. 7,437 that was paid 50% on May 3, 2019 and other 50% to be paid on November 1, 2019. The corresponding payment to the non-controlling interest was Ps. 3,925.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 9, 2018, the shareholders approved a dividend of Ps. 7,038 that was paid 50% on May 3, 2018 and other 50% was paid on November 1, 2018.

Note 19. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the period.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to equity holders of the parent by the weighted average number of shares outstanding during the period plus the weighted average number of shares for the effects of dilutive potential shares.

On January 31, 2019, the Board Directors of Coca Cola FEMSA approved:

(i)	An eight-for-one stock split (the “Stock Split”) of each series of shares of the Company;

(ii)	The issuance of Series B ordinary shares with full voting rights;

(iii)

The creation of units, comprised of 3 Series B shares and 5 Series L shares, to be listed for trading on the Mexican Stock Exchange (“BMV”) and in the form of American depositary shares (ADSs) on the New York Stock Exchange (“NYSE”); and

(iv)	Amendments to the Company’s bylaws mainly to give effect to the matters approved in paragraphs (i), (ii), and (iii), described above.

On March 22, 2019, the CNBV (Mexican National Banking and Securities Commission) approved and authorized the stock split.

As a result, (i) the percentage of ownership held by the Company’s shareholders did not change, and (ii) the percentage of ordinary shares with full voting rights was adjusted proportionally due to the issuance of the Series B shares, as set forth in the table below.

The capital stock of the Company prior to and immediately after the stock split is as follows:

Outstanding shares prior to the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	992,078,519	47.223%	62.964%
D	Wholly-owned subsidiaries of The Coca-Cola Company	583,545,678	27.777%	37.036%
L	Public float	525,208,065	25.0%	0%
Total		2,100,832,262	100%	100%

Outstanding shares after the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.223%	55.968%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.777%	32.921%
B	Public float	1,575,624,195	9.375%	11.11%
L	Public float	2,626,040,325	15.625%	0%
Total		16,806,658,096	100%	100%

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The earnings per share for the nine-month periods ended September 30, 2019 and 2018 have been adjusted retrospectively for comparative purposes based on the number of shares resulting from the stock split.

Basic and diluted earnings per share amounts are as follows:

	2019
	Per Series		Per Series		Per Series		Per Series
	“A” Shares		“D” Shares		“B” Shares		“L” Shares
Consolidated net income	Ps.	4,768	Ps.	2,804	Ps.	946	Ps.	1,577

Consolidated net income attributable to equity holders of the parent- controlling operations		4,768		2,804		946		1,577
Weighted average number of shares for basic earnings per share (millions of shares)		7,937		4,668		1,576		2,626

	2018 (1)
	Per Series		Per Series		Per Series		Per Series
	“A” Shares		“D” Shares		“B” Shares		“L” Shares
Consolidated net income	Ps.	3,873	Ps.	2,278	Ps.	769	Ps.	1,281

Consolidated net income attributable to equity holders of the parent- controlling operations		3,719		2,188		739		1,231
Consolidated net income attributable to equity holders of the parent- controlling operations discontinued		153		90		30		51
Weighted average number of shares for basic earnings per share (millions of shares)		7,937		4,668		1,576		2,626

(1)	The allocated earnings amounts for 2018 have been revised for the effect of the stock split.

Note 20. Income Taxes

20.1 Recoverable taxes

Recoverable taxes are mainly integrated by higher provisional payments of income tax during 2019 in comparison to prior year, which will be compensated in future years.

The operations in Guatemala, Panama, Nicaragua and Colombia are subject to a minimum tax, which is based primary on a percentage of assets and gross margin, except in the case of Panama and Nicaragua any payments are recoverable in future years, under certain conditions.

20.1.1 Exclusion of the State VAT (ICMS) on the Social Contribution on gross revenue (PIS / COFINS) calculate basis

On March 15, 2017 the Brazilian Federal Supreme Court (STF) ruled that the inclusion of the state VAT (ICMS) on the social contributions on gross revenue (PIS and COFINS) taxable basis is unconstitutional,subsequently the General Attorney of the National Treasury in Brazil filled a motion to clarify the effects of this decision, such motions were claimed by the Company through the filing of several legal actions covering different periods for which the PIS COFINS was paid on the aforementioned unconstitutional taxable basis. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and the asset become virtually certain.

During August 2019, the Company received favorable decisions on some legal actions and recoverable taxes were recorded with an impact in other income.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

20.2 Tax Reform

Since 2016, the Brazilian federal production and sales tax rates have being modified. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Notwithstanding the above, the tax authorities appealed the Supreme Court’s decision and are still waiting for a final resolution. Up to the third quarter of 2019, the federal production and sales taxes together resulted in an average of 16.4% (2018 – 16.5%) tax over net sales.

In addition, the excise tax on concentrate in Brazil was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018. Temporarily the excise tax rate on concentrate increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, then it was reduced to 8.0% from July 1, 2019 to September 30, 2019, and increased to 10.0% from October 1, 2019 to December 31, 2019. On January 1, 2020 the excise tax rate will be reduced back to 4.0%.

On January 1, 2017, a general tax reform in Colombia reduced the income tax rate from 35.0% to 34.0% for 2017 and then to 33.0% for the following years. In addition, for entities located outside the free trade zone, this reform imposed an extra income tax rate of 6.0% for 2017 and 4.0% for 2018.

For taxpayers located in the free trade zone, the special income tax rate increased from 15.0% to 20.0% for 2017. Additionally, the reform eliminated the temporary tax on net equity, the supplementary income tax at a rate of 9.0% as contributions to social programs and the temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively.

On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the income tax rate from 33.0% to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% to 1.5% for 2019 and 2020, and to 0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1 for operations with related parties only. As of January 1, 2019, the value-added tax will be calculated at each sale instead of applied only to the first sale (being able to transfer the value-added tax throughout the entire supply chain). For the companies located in the free trade zone, the value-added tax will be calculated based on the cost of production instead of the cost of the imported raw materials (therefore, we will be able to credit the value added-tax on goods and services against the value added-tax on the sales price of our products). The municipality sales tax was be 50.0% credited against payable income tax for 2019 and 100.0% credited for 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax.

The Tax Reform increases the dividend tax on distributions to foreign nonresident’s entities and individuals from 5% to 7.5%. In addition, the tax reform establishes a 7.5% dividend tax on distributions between Colombian companies. The tax will be charged only on the first distribution of dividends between Colombian entities, and may be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders nonresident shareholders (individuals or entities) or to Colombian individual residents.

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. For sales taxes in the province of Buenos Aires, the tax rate decreased from 1.75% to 1.5% in 2018; however, in the City of Buenos Aires, the tax rate increased from 1.0% to 2.0% in 2018, and was be reduced to 1.5% in 2019, and to 1.0% in 2020, 0.5% in 2021 and 0.0% in 2022.

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensación universal). As of such date, the right to offset any tax credit will be against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties).

On January 1, 2019 a tax reform became effective in Costa Rica. This reform will allow that the tax on sales not only be applied to the first sale, but to be applied and transferred at each sale; therefore, the tax credits on tax on sales will be recorded not only on goods related to production and on administrative services, but on a greater number of goods and services. Value-added tax on services provided within Costa Rica will be charged at a rate of 13.0% if provided by local suppliers, or withheld at the same rate if provided by foreigner suppliers. Although a territorial principle is still applicable in Costa Rica for operations abroad, a tax rate of 15.0% has been imposed on capital gains from the sale of assets located in Costa Rica. New income tax withholding rates were imposed on salaries and compensations of employees, at the rates of 25.0% and 20.0% (which will be applicable depending on the employee’s salary). Finally, the thin capitalization rules were adjusted to provide that the interest expenses (generated with non-members of the financial system) that exceed 20.0% of the company’s EBITDA will not be deductible for tax purposes.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

For the nine-month period ended September 30, 2019 and 2018, the major components of income tax expense are:

	September 30, 2019		September 30, 2018
Current tax expense	Ps.	4,448	Ps.	3,536
Deferred tax expense:		(495)		237

	Ps.	3,953	Ps.	3,773

Note 21. Other Liabilities, Provisions and Contingencies

As of September 30, 2019 and December 31, 2018, other current financial liabilities are Ps. 4,385 and Ps. 566, respectively. The balance as of September 30, 2019 includes dividends to be paid in November 2019 for an amount of Ps. 3,722.

As of September 30, 2019 and December 31, 2018, Company’s provisions, other non-current liabilities and other non-current financial liabilities are Ps. 10,271 and Ps. 10,804, respectively.

In respect to contingencies, the Company has various loss contingencies and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the contingencies recorded as of September 30, 2019 and December 31, 2018:

	September 30, 2019		December 31,2018
Taxes	Ps.	4,653	Ps.	5,038
Labor		2,332		2,340
Legal		942		920

Total	Ps.	7,927	Ps.	8,298

While provision for all probable claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of September 30, 2019 is Ps. 54,182. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax contingencies, most of which are related to its Brazilian operations, amounting to approximately Ps. 50,729 with loss expectations assessed by management and supported by the analysis of legal counsel consider as possible. Among these possible contingencies, is Ps. 10,451 in various tax disputes related primarily to credits for ICMS (VAT) and Ps. 33,383 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus. Possible claims also include Ps. 3,719 related to compensation of federal taxes not approved by the IRS (Tax authorities), and Ps. 3,174 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. The Company is defending its position in these matters and final decision is pending in court.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 8,985 and Ps. 7,739, as of September 30, 2019 and December 31, 2018, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Additionally in some cases, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits, these amounts are included in other other non current assets line.

Note 22. Information by Segment

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who periodically reviews financial information at the country level. Thus, each of the separate countries in which the Company operates is considered an operating segments, with the exception of the countries in Central America which represent a single operating segment.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Company has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico (including corporate operations), Guatemala, Nicaragua, Costa Rica and Panama, and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Uruguay).

The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to:(i) similarities of customer base, products, production processes and distribution processes, (ii) similarities of governments, (iii) inflation trends, since hyper-inflationary economy has different characteristics that carry out to making decision on how to deal with the cost of the production and distribution, (iv) currency trends and (v) historical and projected financial and operating statistics, historically and according to our estimates the financial trends of the countries aggregated into an operating segment have behaved in similar ways and are expected to continue to do so.

Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same to those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below. Selected information of the condensed consolidated statements of operations by geographic operating segment for the nine-month period ended as of September 30, 2019 and 2018 is as follows:

2019	Mexico and Central America (1)		South America (2)		Consolidated
Total revenues	Ps.	81,996	Ps.	60,508	Ps.	142,504
Intercompany revenues		4,194		12		4,206
Gross profit		39,335		25,139		64,474
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		9,535		4,975		14,510
Depreciation and amortization		4,436		3,056		7,492
Non-cash items other than depreciation and amortization (3)		845		348		1,193
Equity in earnings (loss) of associated companies and joint ventures		(156)		61		(95)
Total assets		150,026		112,674		262,700
Investments in associate companies and joint ventures		7,002		3,585		10,587
Total liabilities		(99,208)		(33,791)		(132,999)
Capital expenditures, net (4)		3,698		2,983		6,681

2018	Mexico and Central America (1)		South America (2)		Consolidated
Total revenues	Ps.	74,738	Ps.	55,839	Ps.	130,577
Intercompany revenues		4,194		(42)		4,152
Gross profit		35,930		24,220		60,150
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		6,659		5,593		12,252
Depreciation and amortization		4,087		2,798		6,885
Non-cash items other than depreciation and amortization (3)		813		108		921
Equity in earnings (loss) of associated companies and joint ventures		(206)		45		(161)
Total assets		147,748		116,039		263,787
Investments in associate companies and joint ventures		6,789		3,729		10,518
Total liabilities		96,525		35,512		132,037
Capital expenditures, net (4)		4,420		2,700		7,120

(1)

Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 68,750 and Ps. 63,430 during the nine-month period ended September 30, 2019 and 2018, respectively. Domestic (Mexico only) total assets were Ps. 134,802 and Ps. 130,865 as of September 30, 2019 and December 31, 2018, respectively. Domestic (Mexico only) total liabilities were Ps. 111,991 and Ps. 92,340 as of September 30, 2019 and December 31, 2018, respectively.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

(2)

South America includes Brazil, Argentina, Colombia and Uruguay. South America revenues include Brazilian revenues of Ps. 39,090 and Ps. 43,586 during the nine-month period ended September 30, 2019 and 2018, respectively. Brazilian total assets were Ps. 80,657 and Ps. 86,007 as of September 30, 2019 and December 31, 2018, respectively. Brazilian total liabilities Ps. 24,252 and Ps. 26,851 as of September 30, 2019 and December 31, 2018, respectively. South America revenues also include Colombian revenues of Ps. 9,888 and Ps. 10,790 during the nine-month period ended September 30, 2019 and 2018, respectively. Colombian total assets were Ps. 18,536 and Ps. 17,626 as of September 30, 2019 and December 31, 2018, respectively. Colombian total liabilities were PS. 4,264 and Ps. 4,061 as of September 30, 2019 and December 31, 2018, respectively. South America revenues also include Argentine revenues Ps. 5,172 and Ps. 4,619 during the nine-month period ended September 30, 2019 and 2018, respectively. Argentine total assets were Ps. 4,274 and Ps. 6,021 as of September 30, 2019 and December 31, 2018, respectively. Argentine total liabilities were Ps. 1,519 and Ps. 2,059 as of September 30, 2019 and December 31, 2018, respectively. South America revenues also include Uruguay revenues Ps. 2,415 during the nine-month period ended September 30, 2019. Uruguay total assets were Ps. 5,935 and Ps. 6,385 as of September 30, 2019 and December 31, 2018, respectively. Uruguay total liabilities were Ps. 2,387 and Ps. 2,541 as of September 30, 2019 and December 31, 2018, respectively.

(3)	Includes foreign exchange loss, net; gain on monetary position, net; and market value (gain) loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

Note 23. Revenue Recognition

The Company recognizes revenue when it has transferred to the client control over the good sold or the service rendered. Control refers to the ability of the client to direct and obtain substantially all the transferred product benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred product. Coca-Cola FEMSA’s management applies the following considerations to analyze the moment in which the control of the good sold or the service is transferred to the client

•	Identify the contract (written, spoken or according to the conventional business practices)

•	Evaluate the goods and services engaged in the client’s contract and identify the related performance obligations.

•

Consider the contract terms and the commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for transferring the goods and services engaged with the client, excluding the collected amount for third parties, such as taxes directly related to the sales. The consideration engaged in a customer’s contract may include fixed amount, variable amounts or both of them.

•

Allocate the transaction price to each performance obligation (to each good or services different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of transferring the goods or services engaged with the client.

•	Recognize revenue when (or while) it satisfied the performance obligation through the transfer of the goods or services engaged.

All of the conditions mentioned above are accomplished normally when the goods are delivered and services are provided to the customer and this moment is considered a point in time. The net sales reflect the units delivered at list price, net of promotions and discounts.

The Company generates revenues for the following principal activities:

Sale of goods.

It includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of Coca-Cola inwhich the revenue is recognized in the point of time those products were sold to the customers

Rendering of services.

It includes the revenues of distribution services that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services during the time period in which the performance obligation is satisfied according with the following conditions:

•	The customer receives and consume simultaneously the benefits, as the Company satisfies the performance obligation;

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

•	The customer controls related assets, even if the Company improve them;

•	The revenues can be measured reliably; and

•	The Company has the right to payment for the performance completed to date

Sources of revenue	For the nine- month period ended September 30, 2019			For the nine- month period ended September 31, 2018
Revenue sale of products	Ps.	140,571		Ps.	130,252
Services rendered		314			276
Other operating revenues		1,619	(1)		49

Revenue from contracts with customers	Ps.	142,504		Ps.	130,577

(1)	Related tax effect in Brazil – See Note 15.

Variable allowances granted to customers

The Company adjusts the transaction price based on the estimations of the promotions, discounts or any other variable allowances that may be grantable to the customers and are recognized at the moment of sale, this is net of sale. These estimations are based on the commercial agreements celebrated with the customers and in the historical performance predicted for the customer using the expected value method, due to a significant portion of sales are made in cash and the credits sales are based on short term contracts financial components on credit sales are not significant.

Contracts costs

The incremental costs for obtaining a customer contracts are recognized as an asset if the Company expects to recover the costs associated to them. The incremental costs are those in which you incur to obtain a contract and that wouldn’t be generated if the contract hadn’t been obtained. The Company recognizes these costs as an expense in the profit and loss statement when the associated income is realized in a period equal or less than one year. The recognized assets, as previously indicated, is amortized in a systematic way as goods and services are transferred to the client in such way that the asset will be recognized in the profit and loss statement through its amortization in the same period that revenue is accountably recognized.

Note 24. Supplemental Guarantor Information

Interim Condensed Consolidating Financial Information

The following consolidating information presents condensed consolidating statements of financial position as of September 30, 2019 and December 31, 2018 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the nine month periods ended September 30, 2019 and 2018 of the Company and Propimex, S. de R.L. de C.V., Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R. L. de C.V. (the Guarantors).

These statements are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantors are full and unconditional.

The accounting policies applied in the preparation of the condensed financial statements is the same as those used in the preparation of the consolidated financial statements (see Note 3).

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Company’s consolidating condensed financial information for the (i) Company; (ii) its 100% owned guarantors subsidiaries (on standalone basis), which are wholly and unconditional guarantors under both prior years debt and current year debt referred to as “Senior Notes” in Note 14; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Combined Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of September 30, 2019
Assets:
Current assets:
Cash and cash equivalents	Ps.	11,058	Ps.	7,991	Ps.	11,181	Ps.	—	Ps.	30,230
Accounts receivable, net		20,120		26,830		56,995		(92,985)		10,960
Inventories		—		1,728		7,929		—		9,657
Recoverable taxes		232		1,290		6,300		—		7,822
Other current assets		290		211		2,838		—		3,339

Total current assets		31,700		38,050		85,243		(92,985)		62,008

Non-current assets:
Investments in other entities		155,036		146,495		3,604		(294,548)		10,587
Property, plant and equipment, net		—		18,304		41,101		—		59,405
Rights of use assets		—		635		723		—		1,358
Intangible assets, net		28,863		36,620		46,981		—		112,464
Deferred tax assets		3,923		1,838		3,808		—		9,569
Other non-current assets		22,769		6,214		20,726		(42,400)		7,309
Total non-current assets		210,591		210,106		116,943		(336,948)		200,692

Total assets	Ps.	242,291	Ps.	248,156	Ps.	202,186	Ps.	(429,933)	Ps.	262,700

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	9,814	Ps.	—	Ps.	6,885	Ps.	—	Ps.	16,699
Current portionof lease liabilities		—		143		328		—		471
Interest Payable		972		—		21		—		993
Suppliers		7		10,566		7,254		(115)		17,712
Other current liabilities		35,669		39,874		37,740		(92,871)		20,412

Total current liabilities		46,462		50,583		52,228		(92,986)		56,287

Non-current liabilities:
Long-term debt		58,708		—		1,113		—		59,821
Long- lease liabilities		—		493		420		—		913
Other non-current liabilities		14,081		36,703		7,594		(42,400)		15,978

Total non-current liabilities		72,789		37,196		9,127		(42,400)		76,712

Total liabilities		119,251		87,779		61,355		(135,386)		132,999

Equity:
Equity attributable to equity holders of the parent		123,040		160,377		134,172		(294,547)		123,042
Non-controlling interest in consolidated subsidiaries		—		—		6,659		0		6,659

Total equity		123,040		160,377		140,831		(294,547)		129,701

Total liabilities and equity	Ps.	242,291	Ps.	248,156	Ps.	202,186	Ps.	(429,933)	Ps.	262,700

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2018
Assets:
Current assets:
Cash and cash equivalents	Ps.	16,529	Ps.	1,025	Ps.	6,173	Ps.	—	Ps.	23,727
Accounts receivable, net		19,388		31,461		51,028		(87,030)		14,847
Inventories		—		2,717		7,334		—		10,051
Recoverable taxes		80		1,870		4,088		—		6,038
Other current assets		—		170		2,657		—		2,827

Total current assets		35,997		37,243		71,280		(87,030)		57,490

Non-current assets:
Investments in other entities		160,014		131,357		3,766		(284,619)		10,518
Property, plant and equipment, net		—		18,378		43,564		—		61,942
Intangible assets, net		27,824		36,361		52,619		—		116,804
Deferred tax assets		3,043		1,807		3,588		—		8,438
Other non-current assets		19,060		6,282		25,149		(41,896)		8,595
Total non-current assets		209,941		194,185		128,686		(326,515)		206,297

Total assets	Ps.	245,938	Ps.	231,428	Ps.	199,966	Ps.	(413,545)	Ps.	263,787

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	4,700	Ps.	—	Ps.	6,904	Ps.	—	Ps.	11,604
Interest Payable		477		—		20		—		497
Suppliers		11		2,531		17,257		(53)		19,746
Other current liabilities		32,909		82,359		(14,614)		(86,977)		13,677

Total current liabilities		38,097		84,890		9,567		(87,030)		45,524

Non-current liabilities:
Bank loans and notes payable		68,607		—		1,594		—		70,201
Other non-current liabilities		14,292		670		43,246		(41,896)		16,312

Total non-current liabilities		82,899		670		44,840		(41,896)		86,513

Total liabilities		120,996		85,560		54,407		(128,926)		132,037

Equity:
Equity attributable to equity holders of the parent		124,942		145,868		138,753		(284,619)		124,944
Non-controlling interest in consolidated subsidiaries		—		—		6,806		—		6,806

Total equity		124,942		145,868		145,559		(284,619)		131,750

Total liabilities and equity	Ps.	245,938	Ps.	231,428	Ps.	199,966	Ps.	(413,545)	Ps.	263,787

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Parent		Combined Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the nine-months periods ended September 30, 2019
Total revenues	Ps.	1	Ps.	73,131	Ps.	113,751	Ps.	(44,379)	Ps.	142,504
Cost of goods sold		18		41,731		74,017		(37,736)		78,030

Gross profit		(17)		31,400		39,734		(6,643)		64,474
Administrative expenses		612		2,600		5,730		(2,457)		6,485
Selling expenses		—		17,553		24,577		(4,186)		37,944
Other expenses (income), net		1		351		617		—		969
Interest expense, net		3,476		2,858		(2,006)		—		4,328
Foreign exchange loss (gain), net		(553)		34		685		—		166
Other financing expense (income), net		—		—		72		—		72
Income taxes		(653)		2,089		2,517		—		3,953
Share of the profit (loss) of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		12,995		9,899		63		(23,052)		(95)

Consolidated Net income	Ps.	10,095	Ps.	15,814	Ps.	7,605	Ps.	(23,052)	Ps.	10,462

Attributable to:
Net income attributable to holders of the parent		10,095		15,814		7,238		(23,052)		10,095
Net income attributable to non-controlling interest		—		—		367		—		367

Consolidated Net income	Ps.	10,095	Ps.	15,814	Ps.	7,605	Ps.	(23,052)	Ps.	10,462

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the nine-months periods ended September 30, 2018
Total revenues	Ps.	1	Ps.	77,484	Ps.	106,155	Ps.	(53,063)	Ps.	130,577
Cost of goods sold		18		49,272		66,375		(45,238)		70,427

Gross profit		(17)		28,212		39,780		(7,825)		60,150
Administrative expenses		109		4,105		5,391		(3,663)		5,942
Selling expenses		—		16,605		23,841		(4,163)		36,283
Other expenses (income), net		1		24		812		—		837
Interest expense, net		3,157		2,629		(1,028)		1		4,759
Foreign exchange loss (gain), net		(461)		148		261		—		(52)
Other financing expense (income), net		—		—		129		—		129
Income taxes		(446)		1,085		3,134		—		3,773
Share of the profit (loss) of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		10,578		7,258		48		(18,045)		(161)

Net income from continuing operations	Ps.	8,201	Ps.	10,874	Ps.	7,288	Ps.	(18,045)	Ps.	8,318

Net income after tax from discontinued operations	Ps.	—	Ps.	—		Ps. 576	Ps.	—	Ps.	576

Consolidated Net income	Ps.	8,201	Ps.	10,874	Ps.	7,864	Ps.	(18,045)	Ps.	8,894

Attributable to:
Equity holders of the parent- continuing		8,201		10,874		6,847		(18,045)		7,877
Equity holders of the parent- discontinued.		—		—		324		—		324
Net income attributable to holders of the parent
Non-controlling interest- continuing		—		—		441		—		441
Non-controlling interest discountinued		—		—		252		—		252
Net income attributable to non-controlling interest

Consolidated Net income	Ps.	8,201	Ps.	10,874	Ps.	7,864	Ps.	(18,045)	Ps.	8,894

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the nine-months periods ended September 30, 2019
Consolidated net income	Ps.	10,095	Ps.	15,814	Ps.	7,605	Ps.	(23,052)	Ps.	10,462

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		(472)		390		(782)		390		(474)
Exchange differences on translation of foreign operations		(4,039)		(9,861)		(4,552)		13,900		(4,552)

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:		(4,511)		(9,471)		(5,334)		14,290		(5,026)

Items not to be reclassified to profit or loss in subsequent periods:
Other equity instruments		—		—		—		—		—
Remeasurements of the net defined benefit liability, net of taxes		(48)		61		(471)		410		(48)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(48)		61		(471)		410		(48)

Total comprehensive (loss) income, net of tax		(4,559)		(9,410)		(5,805)		14,700		(5,074)

Consolidated comprehensive income for the year, net of tax	Ps.	5,536	Ps.	6,404	Ps.	1,800	Ps.	(8,352)	Ps.	5,388

Attributable to:
Equity holders of the parent	Ps.	5,536	Ps.	6,404	Ps.	1,947	Ps.	(8,352)	Ps.	5,535
Non-controlling interest-		—		—		(147)		—		(147)

Consolidated comprehensive income for the year, net of tax	Ps.	5,536	Ps.	6,404	Ps.	1,800	Ps.	(8,352)	Ps.	5,388

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the nine-months periods ended September 30, 2018
Consolidated net income (loss)	Ps.	8,201	Ps.	10,874	Ps.	7,864	Ps.	(18,045)	Ps.	8,894

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		(410)		(517)		1,028		(517)		(416)
Exchange differences on translation of foreign operations		(8,192)		(401)		(13,798)		8,593		(13,798)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(8,602)		(918)		(12,770)		8,076		(14,214)

Items not to be reclassified to profit or loss in subsequent periods:
Other equity instruments		—		—		—		—		—
Remeasurements of the net defined benefit liability, net of taxes		135		(76)		(88)		197		168

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		135		(76)		(88)		197		168

Total comprehensive (loss) income, net of tax		(8,467)	Ps.	(994)	Ps.	(12,858)	Ps.	8,273	Ps.	(14,046)

Consolidated comprehensive income for the year, net of tax	Ps.	(266)	Ps.	9,880	Ps.	(4,994)	Ps.	(9,772)	Ps.	(5,152)

Attributable to:
Equity holders of the parent- continuing	Ps.	(266)	Ps.	9,880	Ps.	(1,344)	Ps.	(9,772)	Ps.	(1,502)
Equity holders of the parent- discontinued		—		—		(1,450)		—		(1,450)
Non-controlling interest-continuing		—		—		(1,211)		—		(1,211)
Non-controlling interest- discontinued		—		—		(989)		—		(989)

Consolidated comprehensive income for the year, net of tax	Ps.	(266)	Ps.	9,880	Ps.	(4,994)	Ps.	(9,772)	Ps.	(5,152)

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Parent		Combined Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended September 30,2019
Cash flows from operating activities:
Income before income taxes.	Ps.	9,442	Ps.	17,903	Ps.	10,122	Ps.	(23,052)	Ps.	14,415
Non-cash items		(12,021)		(9,581)		8,986		23,052		10,436
Changes in working capital		(224)		2,447		(1,559)		(132)		532

Net cash flows (used in)/from operating activities		(2,803)		10,769		17,549		(132)		25,383

Investing activities:
Acquisition and mergers, net of cash acquired		—		—		—		—		—
Interest received		2,204		1,833		4,151		(7,280)		908
Acquisition of long-lived assets, net		—		(2,442)		(3,946)		—		(6,388)
Acquisition of intangible assets and other investing activities		(4,148)		53		3,892		—		(203)
Investments in shares		(52)		(222)		3,815		(3,861)		(320)
Dividends received		11,942		868		1		(12,810)		1

Net cash flows used in investing activities		9,946		90		7,913		(23,951)		(6,002)

Financing activities:
Proceeds from borrowings		9,400		—		1,471		—		10,871
Repayment of borrowings		(14,082)		—		(1,605)		—		(15,687)
Interest paid		(2,507)		(25)		(7,735)		7,280		(2,987)
Interest paid on leases		—		(99)		—		—		(99)
Payments of leases		—		(211)		—		(132)		(343)
Dividends paid		(3,718)		(9,151)		(3,663)		12,810		(3,722)
Proceeds from issuing shares		—		—		—		—		—
Other financing activities		(1,619)		5,605		(8,642)		4,125		(531)

Net cash flows (used in)/from financing activities		(12,526)		(3,881)		(20,174)		24,083		(12,498)

Net increase (decrease) in cash and cash equivalents		(5,383)		6,978		5,288		—		6,883
Initial balance of cash and cash equivalents		16,529		1,026		6,172		—		23,727
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		(88)		(13)		(279)		—		(380)

Ending balance of cash and cash equivalents	Ps.	11,058	Ps.	7,991	Ps.	11,181	Ps.	—	Ps.	30,230

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows nine-month period ended September 30,2018
Cash flows from operating activities:
Income before income taxes for continuing op.	Ps.	7,755	Ps.	11,959	Ps.	10,422	Ps.	(18,045)		Ps. 12,091
Non-cash items		(9,488)		(6,568)		10,780		18,045		12,769
Changes in working capital		(46)		(10,476)		4,286		—		(6,236)

Net cash flows (used in)/from operating activities for continuing operations		(1,779)		(5,085)		25,488		—		18,624

Income before taxes for discontinued operations		—		—		1,042		—		1,042

Operationactivities for discontinued operations		—		—		(112)		—		(112)

Investing activities:
Acquisition and mergers, net of cash acquired		—		—		(5,692)		—		(5,692)
Interest received		2,199		1,552		3,552		(6,600)		703
Acquisition of long-lived assets, net		—		(2,301)		(3,565)		—		(5,866)
Acquisition of intangible assets and other investing activities		5,554		(48)		(6,704)		—		(1,198)
Investments in shares		(9,474)		(1,832)		(4,260)		15,363		(203)
Dividends received		4,816		512		—		(5,327)		1

Net cash flows (used in)/from investing activities for continuing operations		3,095		(2,117)		(16,669)		3,436		(12,255)

Net cash flows (used in)/from investing activities for discontinued operations		—		—		(397)		—		(397)

Financing activities:
Proceeds from borrowings		10,200		—		2,766		—		12,966
Repayment of borrowings		(54)		—		(4,257)		—		(4,311)
Interest paid		(2,473)		(25)		(7,113)		6,599		(3,012)
Interest paid on leases		—		—		—		—		—
Payments of leases		—		—		—		—		—
Dividends paid		(3,529)		(4,434)		(894)		5,328		(3,529)
Increase in capital stock		—		1,830		—		(1,830)		—
Other financing activities		(755)		9,786		4,636		(15,362)		(1,695)

Net cash flows (used in)/from financing activities in continuing operations		3,389		7,157		(4,862)		(5,265)		419

Net cash flows (used in)/from financing activities		—		—		(138)		—		(138)

Net (decrease) increase in cash and cash equivalents		4,705		(45)		3,957		(1,829)		6,788
Net (decrease) increase in cash and cash equivalents for discontinued operations		—		—		395		—		395
Initial balance of cash and cash equivalents		7,017		926		10,824		—		18,767
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		15		44		(1,617)		—		(1,558)
Cash and cash equivalents at the end of the period discontinued operations		—		—		(5,917)		—		(5,917)

Ending balance of cash and cash equivalents	Ps.	11,737	Ps.	925	Ps.	7,642	Ps.	(1,829)	Ps.	18,475

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

As of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 25. Explanation of the seasonality or cyclical nature of intermediate operations

The Company’s operation results are subject to seasonality. In general, business units net sales increases during summer and winter seasons during holidays. In Mexico, Central America and Colombia, the Company reaches highest’s net sales levels during summer from April to August, as well as in December due to holidays. In Brazil, Uruguay and Argentina, highest’s net sales levels occur during summer from October to March and in December. Our operational results reflects seasonality, but includes also, among others, economic conditions and weather. Due to above mentioned, the Company’ quarterly operation results can be neither consider as an isolate indicator of the full year results nor historical operation results as an isolate indicator of the forecast results. For the nine-month period ended September 30, 2019 and 2018, there are not significant impacts on the Company’s operations results due to seasonality.

Note 26. Subsequent Events

Tax Reform

On October 30, 2019, Mexico’s Congress approved 2020 Tax Reform, which will become effective on January 1st, 2020, unless an article expressly states a different effective date.

The most relevant changes are: 1) Taxpayers will be limited to a net interest deduction equal to 30% (this percentage might not be definitive as there is a legislative initiative that might increase it) of the entity’s Adjusted Taxable Income (ATI). ATI will be determined similarly to EBITDA (earnings before interest, taxes, depreciation and amortization). A $20,000,000 pesos (approximately USD 1M) exception applies for deductible interest at a Mexican group level. The non-deductible interests that exceed the limitation could be carried forward for the subsequent 10 tax years. 2) 3) The reform modifies the excise tax (IEPS) of 1.17 pesos per liter on the production, sale and import of beverages with added sugar and HFCS (High-fructose corn syrup) for flavored beverages, through an increase based on an inflationary adjustment for the period of December 31st, 2017 until December 31st, 2019. Since January 1st, 2021, this tax will be subject to an annual increase based on the inflation of the previous year. 4) The excise tax of 25% on energized beverages will be applicable whenever the beverages include a mixture of caffeine with any other stimulating effects substances, 5) Federal Fiscal Code (FFC) was modified to attribute joint liability to partners, shareholders, directors, managers or any other responsible of the management of the business. 6) Starting on January 1st, 2021, there will be a new obligation to disclose tax structures and tax planning schemes (“reportable schemes”) to tax authorities. 6) The FFC will also include a provision that grants powers to the tax authority to recharacterize legal acts when, under the tax authorities’ perspective, there is a lack of business reason and there is a no economic benefit obtained, other than the tax benefit. Company is currently analyzing this effect.

Cash dividend payment

On November 1, 2019, the Company’s paid second part of cash dividend approved on March 14, 2019, for an amount of Ps. 3,722.

Favorable Resolution of Arbitration in Brazil

On October 31, 2019, the arbitration tribunal in charge of the arbitration proceeding between us and Cervejarias Kaiser Brasil, S.A., a subsidiary of Heineken, N.V. (“Kaiser”), issued an award confirming that the distribution agreement pursuant to which we distribute Kaiser’s portfolio in the country, including Heineken beer, shall continue in full force and effect until and including March 19, 2022.